SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement, dated April 23, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 24, 2019	By:	/s/ Li Yue
			Name:	Li Yue
		4	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2019

The unaudited financial data of the Group for the first quarter of 2019:

•Operating revenue was RMB185.0 billion, down by 0.3% over the same period last year; of which, revenue from telecommunications services was RMB165.9 billion, down by 0.5% over the same period last year

•EBITDA was RMB72.7 billion, up by 4.4% over the same period last year
•Profit attributable to equity shareholders was RMB23.7 billion, down by 8.3% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2019.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2019 to 31 March 2019	For the period from 1 January 2018 to 31 March 2018	Change

Operating Revenue (RMB)	185.0 billion	185.5 billion	–0.3%
Of which, Revenue from
Telecommunications Services (RMB)	165.9 billion	166.7 billion	–0.5%
Sales of Products and Others (RMB)	19.1 billion	18.8 billion	1.5%
EBITDA (RMB)	72.7 billion	69.7 billion	4.4%
EBITDA Margin	39.3%	37.6%
Profit before Taxation (RMB)	30.7 billion	33.6 billion	–8.6%
Profit Attributable to Equity Shareholders (RMB)	23.7 billion	25.8 billion	–8.3%
Margin of Profit Attributable to Equity Shareholders	12.8%	13.9%

Operating Data

	As at 31 March 2019/ For the period from 1 January 2019 to 31 March 2019	As at 31 December 2018/ For the period from 1 October 2018 to 31 December 2018

Mobile Business
Total Customers	931 million	925 million
Net Additional Customers*	6.32 million	8.57 million
4G Customers	723 million	713 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	50.3	45.4
Total Voice Usage (minutes)*	790.4 billion	838.9 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	288	301
Handset Data Traffic (GB)*	13.72 billion	13.00 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)*	5.7	5.3
SMS Usage (messages)*	166.2 billion	178.5 billion

Wireline Broadband Business
Total Customers	167 million	157 million
Net Additional Customers*	10.34 million	9.87 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	30.8	31.5

*for the relevant reporting period

Amid the highly competitive mobile market in the first quarter of 2019, the Group has made concerted efforts to stabilize its market leading position by proactively implementing reforms in data traffic operations, promoting large data products and boosting overall customer perception. As at 31 March 2019, the Group’s total number of mobile customers was around 931 million. Among them, 4G customers amounted to 723 million, representing a net increase of 10.67 million for the first quarter. Data traffic business maintained sound growth momentum with handset data traffic recording a year-on-year increase of 172%. Handset data DOU reached 5.7GB, representing a year-on-year increase of 162%. Voice business continued with its downward trajectory with total voice usage (minutes) declining by 9.3% year-on-year. Buoyed by the growth of corporate SMS, the SMS business achieved a refined structure with total SMS usage rising by 19.3% year-on-year. Mobile ARPU stood at RMB50.3 for the first quarter.

The Group continued with its endeavours to develop the household market with an enhanced effort to bundle wireline and mobile services and spur growth of the digital household contents ecosystem. As at 31 March 2019, the total number of wireline broadband customers was 167 million, with a net increase of 10.34 million for the first quarter. Wireline broadband ARPU amounted to RMB30.8.

The Group’s telecommunications services revenue went down by 0.5% year-on-year to RMB165.9 billion for the first quarter of 2019. Due to the rapid decline in data tariffs and the carryover effect resulting from the complete cancellation of domestic data “roaming” charges effective July 2018, the Group’s telecommunications services revenue, on a year- on-year comparison basis, faced headwinds during the first quarter. The Group will continue to promote the integrated development of the “four growth engines”, stabilize its leading position in the personal mobile market, redouble efforts to develop household, corporate and emerging businesses, continuously refine its revenue structure and strive to achieve favourable telecommunications services revenue growth for the full year. For the first quarter, the Group’s revenue from the sales of products increased by 1.5% year-on-year to RMB19.1 billion.

Affected by the year-on-year decrease in revenue and rising expenditures on inflexible items, profit attributable to equity shareholders fell by 8.3% year-on-year to RMB23.7 billion for the first quarter of 2019. Margin of profit attributable to equity shareholders stood at 12.8% with ongoing industry-leading profitability. EBITDA recorded a year-on-year increase of 4.4% and reached RMB72.7 billion, which was partly attributable to the implementation of the new accounting standard on leasing (IFRS/HKFRS 16).

The Group will continue to step up measures to reduce costs and enhance efficiency with a special focus on deploying resources with precision and high effectiveness, striking a balance between the Group’s short-term performance and long-term development. While undertaking business transformation and nurturing growth momentum, the Group will maintain favourable profitability and strive to achieve a gradual upward trend in profit attributable to equity shareholders during the course of the year, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 23 April 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non- executive directors.